

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2019

James Archer
President and Chief Executive Officer
Target Hospitality Corp.
2170 Buckthorne Place
Suite 440
The Woodlands, TX 77380-1775

>   **Re: Target Hospitality Corp.**
>   **Registration Statement on Form S-3**
>   **Filed April 10, 2019**
>   **File No. 333-230795**

Dear Mr. Archer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate and
>   Commodities

cc: William F. Schwitter, Esq.